Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six weeks ended
November 23, 2014
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$204.7
Add (deduct):
Fixed charges	196.8
Distributed income of equity method investees	7.2
Capitalized interest	(3.1)
Earnings available for fixed charges (a)	$405.6

Fixed charges:
Interest expense	$163.8
Capitalized interest	3.1
One third of rental expense (1)	29.9
Total fixed charges (b)	$196.8

Ratio of earnings to fixed charges (a/b)	2.1

(1) Considered to be representative of interest factor in rental expense.